UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41407

TOP FINANCIAL GROUP LIMITED

(Translation of registrant’s name into English)

118 Connaught Road West

Room 1101

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On July 9, 2025, TOP Financial Group Limited (the “Company”) and ZYNL (BVI) Limited (“ZYNL”), a subsidiary of the Company, entered into a Share Purchase Agreement (the “Agreement”) with Zhong Yang Financial Services Limited (the “Target”) and the sole shareholder of the Target (“Seller”). The Seller is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively. The Agreement was negotiated at arm’s length and has been approved by the Audit Committee of the Board of Directors of the Company.

The Target is a company incorporated under the laws of Hong Kong and provides financial and trust services in Hong Kong.

Pursuant to the Agreement, Seller agreed to sell, convey, assign, transfer and deliver to ZYNL, and ZYNL agreed to purchase from Seller, 100% of the equity interest in the Target for a total purchase price of HKD500,000 (approximately USD63,750). The closing of the transaction is conditioned upon completion of due diligence reviews of the Target and any required regulatory approvals.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on June 30, 2023 (Registration No. 333-273066), as amended.

Exhibit Index

Exhibit No.	Description
10.1	Share Purchase Agreement, dated July 9, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2025	TOP FINANCIAL GROUP LIMITED

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

2